HALE AND DORR LLP
COUNSELLORS AT LAW

www.haledorr.com
60 STATE STREET • BOSTON, MA 02109
617-526-6000 • FAX 617-526-5000

WENDELL C. TAYLOR

617-526-6335
wendell.taylor@haledorr.com

02049350

August 15, 2002

**By Hand**

RECD S.E.C.
AUG 1 5 2002
1086

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: BETA Systems Software Aktiengesellschaft
Submission of Information Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
(Rule 12g3-2(b) File No. 82-4631)

SUPPL

Ladies and Gentlemen:

Enclosed for filing on behalf of Beta Systems Software AG (the "Company"), pursuant to Rule 12g3-2(b)(1)(i), File No. 82-4631, is one copy of the Company's Report for the Second Quarter and the First Six Months ended June 30, 2002.

If you have any questions regarding this submission or require additional information, please feel free to contact me at (617) 526-6335.

Please acknowledge receipt and filing of the enclosed materials by stamping the enclosed copy of this letter and returning it to the person making this filing.

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

Very truly yours,

Wendell C. Taylor

WCT:bas
Enclosures

dlw 8/19

_betasystems

# BETA SYSTEMS SOFTWARE AG ANNOUNCES RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF YEAR 2002

- **Revenues increased by 11.8% to Euro 21.2 million in the first half of 2002**
- **Management Board agrees comprehensive action plan for Storage Management business unit**

**Berlin, August 8, 2002** – Beta Systems Software AG, Berlin, a leading provider of high-performance intelligent data management solutions, today announced its results for the second quarter and the first half year ended June 30, 2002.

*Financial Highlights Second Quarter 2002*

- Revenues stabilized at Euro 10.2 million (Q2 2001: Euro 10.2 million)
- Provisions of Euro 1.0 million recognized in connection with implementation of action plan for Storage Management business unit
- Net loss incl. provisions was Euro 0.5 million or Euro 0.12 per share (Q2 2001: net loss of Euro 6.4 million or Euro 1.61 per share)
- Operating loss incl. provisions reduced by 66.9% to Euro 1.8 million (Q2 2001: operating loss of Euro 5.5 million)
- Loss before taxes incl. provisions reduced by 76.2% to Euro 1.1 million (Q2 2001: loss before taxes of Euro 4.8 million)

*Financial Highlights First Half 2002*

- Revenues increased by 11.8% to Euro 21.2 million (HY 2001: Euro 19.0 million)
- Slight net loss of Euro 162,000 or Euro 0.04 per share (HY 2001: net loss of Euro 7.2 million or Euro 1.81 per share)
- Loss before taxes incl. provisions reduced to Euro 0.4 million (HY 2001: Euro 6.1 million)
- Positive cash flow amounting to approx. Euro 7.4 million in the first half of 2002
- Cash and cash equivalents of Euro 20.9 million

***Management Comments***

Commenting on the results, Karl-Joachim Veigel, CEO of Beta Systems, stated: "In contrast to the general market trend witnessed in the software sector, we have been able to stabilize our revenue performance. Our Company achieved moderate growth in the first half of fiscal 2002, as expected. We are pleased to announce that our Document/Output Management business unit recorded revenue growth of nearly 20%; it once again operated profitably in the second quarter, as did our Data Center Management unit."

Mr. Veigel added, "Despite intense sales efforts and investments in our North American Storage Management business unit, Beta Systems has had to contend with lengthened customer decision-making cycles and the postponement of some IT projects. This has forced us into implementing far-reaching measures in North America. As a result, we have had to make some necessary provisions, which have had a direct impact on our quarterly results."

Mr. Veigel concluded: "Otherwise, our 'Eight Step' Turnaround Program is still on track, and - especially relative to the situation faced by many other software vendors - it is having a much more positive effect on results compared with the previous year. Although the outlook for the second half of 2002 has deteriorated somewhat, we are still expecting revenue growth of around 10%, with positive earnings before taxes."

***Operational and General Development***

- Sales efforts stepped up, with strong commitment to expansion: Beta Systems secured major contracts in European sales region
- VIDiDOC® component Beta 93 UX passed tests at key pilot customers BASF, RAG INFORMATIK, Festo and Stihl; delivery schedule is on track
- Beta Systems finalized on-schedule delivery of solutions for production control under Linux in data center for IBM eServer zSeries

In the second quarter, Beta Systems continued with its regimen of accelerated sales activities, which it had already stepped up at the beginning of 2002 as part of the 'Eight Step' turnaround program. Supported by these efforts, the Company was able to finalize a number of important agreements in its European sales region. In the UK, an agreement was signed with IT service provider CSC Computer Sciences, while in Italy a deal was secured with Unicredit, a financial institution. In France, Gie AMT, the IT service unit of Crédit Agricole's banking network, extended its license agreement. Furthermore, the National Bank of Greece signed an agreement for VIDiDOC® solutions developed by Beta Systems. In Norway, the state public insurance administration Rikstrygdeverket will deploy Beta Systems' products as part of a software leasing agreement. In Germany, Stadtsparkasse Munich, the VOLKSWOHL BUND insurance company, RWE Systems Computing GmbH as well as Aral AG purchased software products developed by Beta Systems or extended their existing licenses.

The pilot-phase test of the newly developed VIDiDOC® module Beta 93 UX, a component for cross-enterprise processing and distribution of print output under Unix and Linux, was successfully completed in the second quarter of 2002. The IT service providers RAG INFORMATIK GmbH, BASF IT-Services GmbH, Festo AG & Co. as well as Andreas Stihl AG & Co. took part in the pilot project. Beta 93 UX is to be distributed from Q3 2002 onward.

In addition, Beta 48 for distributed job scheduling and Beta 92 for the management of job protocols, with Linux compatibility, were delivered as planned. Furthermore, the Roadmap agreed on with IBM in December 2001 and devised specifically for the development of Linux products to be used on IBM's eServer zSeries was taken into the next phase of implementation.

***Action plan for Storage Management business unit***

Due to the prevailing weakness in the IT sector and the continued difficulties experienced in the US, the Management Board and the Supervisory Board of Beta Systems Software AG do not expect to see a sustained recovery in demand in North America or an amortization of invested funds via revenue inflows in the area of Storage Management within the near future. Therefore, the board has agreed on an action plan for the Storage Management business unit. This encompasses the closure of the subsidiary in Boulder, Colorado, USA, as well as the streamlining of costs in line with the current revenue potential in North America and the search for a strategic partner within the Storage market who is also prepared to invest in the Tantia development unit in Calgary, Canada. Talks with potential partners are already underway.

In the second quarter of 2002, Beta Systems recognized provisions of Euro 1.0 million within the Group in order to safeguard the measures necessary as part of this program. These have had a direct impact on the quarterly results. The aim of this action plan is to ensure that the financial targets of Beta Systems Software AG for fiscal 2002 can be realized.

***Revenue Development***

The Company's sales revenues are generated through software licenses, maintenance agreements and professional services. Revenue stabilized at Euro 10.2 million in the second quarter of 2002, a level comparable to that achieved in the previous year.

In the second quarter, revenues from licenses fell by 8.2% to Euro 3.6 million, down from Euro 4.0 million. This decline is mainly the result of a decrease in new license sales. Revenues from new licenses amounted to Euro 1.9 million in the second quarter of 2002, in contrast to Euro 2.4 million in the second quarter of 2001. This corresponds to a decline of 20.7%. At the same time revenues from license upgrades grew by 11.5% to Euro 1.7 million in the second quarter of 2002, up from a figure of Euro 1.5 million registered in Q2 2001. Maintenance revenues rose to Euro 5.8 million in the period under review, after Euro 5.4 million generated in the second quarter of 2001. This corresponds to an increase of 6.3%. Revenues generated by Professional Services amounted to Euro 0.8 million, which is comparable to the same period last year.

***Business Unit Development***

In Q2 2002, revenues generated by the business units Document Management, Storage Management and Data Center Management amounted to 39.0%, 14.5% and 46.5% of revenues respectively, in

contrast to 32.8%, 18.5% and 48.7% respectively in the same period last year. In relation to the second quarter of fiscal 2001, revenues achieved by the Document Management unit rose by 18.3%, while Data Center Management recorded a slight dip of 5.0% and Storage Management registered a 21.8% fall.

The operating income for the Data Center Management business unit stood at Euro 0.4 million in the period under review, in contrast to an operating loss of Euro 0.1 million posted in the second quarter of 2001. The Document Management business unit recorded an operating income of Euro 0.2 million, as opposed to an operating loss of Euro 0.6 million in the same period last year. The operating loss recorded by the Storage Management business unit rose from Euro 1.3 million in the second quarter of 2001 to Euro 2.4 million in the period under review.

***Gross Profit***

Beta Systems' gross profit of Euro 7.6 million for the second quarter of 2002 was similar to that posted in the previous year. The gross margin amounted to 75.3% in Q2 2002, in contrast to 74.4% in the previous year. The reduction in license costs achieved as a result of lower charges regarding amortization of capitalized software development costs and impairment charges recognized in the preceding year was almost entirely offset by a lower gross margin in services.

***Costs and Expenses Development***

Operating expenses fell by 27.7% to Euro 9.5 million in the second quarter of 2002, in contrast to a figure of Euro 13.1 million in the second quarter of 2001. The figure posted in the previous year included a number of one-off effects, and results in 2002 have benefited from the fact that these no longer apply.

General and administrative expenses fell by 26.0% to Euro 2.6 million (Q2 2001: Euro 3.6 million). Selling expenses increased by 8.3% year on year. The company's strong focus on developing Linux and Unix-compatible Systems Management products for Job and Output Management continued throughout the second quarter. Furthermore, new versions of the Storage Management solutions Tantia Harbor NSM and Tantia HFT for safe backup and recovery were developed, thus ensuring fast and effective data transfer in data centers. Research and development costs grew by 23.4% to Euro 2.2 million in the second quarter of 2002, after a figure of Euro 1.8 million recorded in the second quarter of 2001.

Operating expenses include provisions totaling Euro 1.0 million as a result of the action plan established for the Company's Storage Management business unit. They have been recognized in connection with future restructuring costs in the US and Canada, and will mainly impact on the expense items R&D, General and Administration and Selling.

As a percentage of total revenues, operating expenses fell to 93.1% in Q2 2002, following a percentage figure of 128.1% in Q2 2001.

_betasystems

*Income*

The operating loss for Q2 2002 fell by 66.9% to Euro 1.8 million, after an operating loss of Euro 5.5 million in the same period last year. The Company generated other income amounting to Euro 0.5 million. This includes income of Euro 0.6 million from the disposal of a product. The loss before interest and taxes stood at Euro 1.4 million in Q2 2002, following a loss of Euro 5.0 million in Q2 2001. Interest income remained unchanged at Euro 0.2 million. The loss before taxes fell by 76.2% to Euro 1.1 million in Q2 2002 (previous year: loss of Euro 4.8 million).

***Tax Expenses and Net Income***

Due to the amortization of deferred tax assets resulting from taxable loss carry-forwards in the previous fiscal years, the Company can expect a tax credit of Euro 0.7 million for the second quarter of 2002. The net loss for the second quarter of fiscal 2002 fell by 92.6% to Euro 0.5 million, or Euro 0.12 per share, in contrast to a net loss of Euro 6.4 million, or Euro 1.61 per share, in the second quarter of 2001. The weighted-average number of shares outstanding was 3,914,626 in the second quarter of fiscal 2002, in contrast to 3,958,083 in Q2 2001.

*Financial Position*

As of June 30, 2002, the Company had cash and cash equivalents of Euro 20.9 million, as well as financial assets of Euro 3.2 million and shareholders' equity of Euro 27.8 million. During Q1 2002 the Company modernized its development and test center in Berlin and financed these activities by means of a capital lease obligation. As part of this obligation, an amount of Euro 0.1 million was paid in Q2 2002.

***Personnel Development***

As of June 30, 2002, Beta Systems Software AG employed 334 people, as compared to 312 employees at the end of Q2 2001.

***Resolutions passed at Annual Meeting of Shareholders 2002***

On May 21, 2002, Beta Systems Software AG held its 11th annual shareholders' meeting in Berlin. After the presentation of the financial statements and reports for fiscal 2001 and the general discussion with shareholders and shareholder representatives, the following resolutions were passed:

- The actions of the Management Board and the Supervisory Board in fiscal 2001 were ratified by the meeting of shareholders.
- The proposal in connection with the authorization of treasury stock pursuant to §71 subsection 1 no. 8 AktG [German Stock Corporation Act] did not receive the necessary majority of 75% of shareholders represented at the meeting; the same applied to the proposed resolution that would have authorized the Management Board to issue convertible bonds to managers as well as the proposal to adjust Supervisory Board remuneration.

_betasystems

- KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft was appointed as auditor for the fiscal year 2002.

*Conference Call*

The Management Board will comment on the financial results for Q2 2002 as part of a conference call to be held on August 8, 2002. The conference call will take place at **10:30 CET**. Dial-in number **+49 (0)6074 8648 (Access Code: "betasystems")**. After conclusion of the conference call, an instant replay service will be available for 24 hours. The recording can be accessed by calling +49 (0)6074 864888. If there are any questions prior to the conference call, please do not hesitate to contact Mr. Arne Bassler on +49 (0)30 726 118 170.

Berlin, August 8, 2002

The Management Board

**Beta Systems Software AG, Berlin, Germany**

Beta Systems Software AG, (Neuer Markt: BSS), is a leading provider of high performance intelligent data management solutions. The Company supplies software that allows companies to streamline and manage their Data Center, Storage and Document Management processes. Beta Systems specializes in the automation and optimization of its customer's voluminous data processes, focusing on the handling, storage and distribution of data and documents in the most cost effective and intelligent way. Beta Systems' clients are typically large organizations in the industry, finance, telecommunications, energy, service and public sectors whose traditional methods of data management involved cumbersome time, money and other resources consuming procedures. Many of the solutions developed by Beta Systems are open architecture in nature and create an information infrastructure that reduces the past complexities of information management. Beta Systems' products are distributed worldwide by its own and partner organizations. The Company has been publicly traded since 1997 and has 334 employees worldwide (as of December 2001). For more information, please visit the corporate homepage at www.betasystems.com.

**Contacts:**

**Investor Relations**
Arne Bassler
Beta Systems Software AG
Tel.: +49 (0)30 726 118 -170
Fax: +49 (0)30 726 118 -881
e-mail: arne.bassler@betasystems.com

**Public Relations**
Stefanie Katrin Fehse
Beta Systems Software AG
Tel.: +49 (0)30 726 118 -674
Fax: +49 (0)30 726 118 -852
e-mail: stefanie.fehse@betasystems.com

_betasystems

## Beta Systems Software AG
## Consolidated Statement of Income
## (In US GAAP, Euro in thousands, except per share amounts)
## (unaudited)

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | 2001 | 2002 | 2001 | 2002 |
| Revenues: | | | | |
| Product license | 3,971 | **3,645** | 7,199 | **8,558** |
| Maintenance | 5,411 | **5,754** | 10,371 | **11,284** |
| Service | 817 | **754** | 1,422 | **1,395** |
| Total revenues | 10,199 | **10,153** | 18,992 | **21,237** |
| Cost of revenues: | | | | |
| Product license | 792 | **360** | 1,662 | **738** |
| Maintenance | 1,423 | **1,485** | 2,781 | **2,778** |
| Service | 400 | **667** | 941 | **1,205** |
| Total cost of revenues | 2,615 | **2,512** | 5,384 | **4,721** |
| Gross profit | 7,584 | **7,641** | 13,608 | **16,516** |
| Operating expenses: | | | | |
| Selling | 4,243 | **4,597** | 7,931 | **8,695** |
| General and administrative | 3,563 | **2,636** | 5,771 | **5,044** |
| Research and development | 1,800 | **2,221** | 3,422 | **4,334** |
| Amortization of intangible assets | 3,452 | **0** | 3,639 | **0** |
| Severance payments | 11 | **0** | 11 | **0** |
| Total operating expenses | 13,069 | **9,454** | 20,774 | **18,073** |
| Operating loss | (5,485) | **(1,813)** | (7,166) | **(1,557)** |
| Other income | 514 | **459** | 781 | **817** |
| Interest income | 182 | **216** | 336 | **322** |
| Loss before income taxes and minority interest | (4,789) | **(1,138)** | (6,049) | **(418)** |
| Provision (benefit) for income taxes | 1,582 | **(663)** | 1,115 | **(243)** |
| Minority interest in earnings of subsidiary | 0 | **(3)** | 0 | **(13)** |
| **Net loss** | (6,371) | **(472)** | (7,164) | **(162)** |
| Weighted average number of shares outstanding during the period Basic and diluted | 3,958,083 | **3,914,626** | 3,958,083 | **3,914,626** |
| **Net loss per ordinary share** | | | | |
| Basic and diluted | (1.61) | **(0.12)** | (1.81) | **(0.04)** |
| **Number of employees** | 312 | **334** | 312 | **334** |

See accompanying notes to consolidated financial statements

_betasystems

**Beta Systems Software AG**
**Condensed Consolidated Balance Sheet**
**(In US GAAP, Euro in thousands)**

| | At December 31, 2001 (audited) | At June 30, 2002 (unaudited) |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | 13,658 | **20,935** |
| Marketable securities available for sale, at fair value | 1,342 | **3,157** |
| Accounts receivable, net | 21,863 | **15,969** |
| Other current assets | 4,445 | **3,507** |
| Total current assets | 41,308 | **43,568** |
| Property and equipment, net | 2,899 | **3,739** |
| Capitalized software development costs, net | 3,205 | **3,283** |
| Other intangible assets, net | 339 | **318** |
| Other assets | 3,065 | **4,231** |
| Total assets | 50,816 | **55,139** |
| Current liabilities: | | |
| Short-term debt, including current portion of long-term debt | 0 | **375** |
| Accounts payable | 1,142 | **843** |
| Deferred revenue | 10,698 | **16,017** |
| Other current liabilities | 9,170 | **8,081** |
| Total current liabilities | 21,010 | **25,316** |
| Long-term debt and capital lease obligations | 63 | **570** |
| Other liabilities | 1,352 | **1,574** |
| Total liabilities | 22,425 | **27,460** |
| Minority interest | (112) | **(125)** |
| Shareholders' equity | 28,503 | **27,804** |
| Total liabilities and shareholders' equity | 50,816 | **55,139** |

See accompanying notes to consolidated financial statements

_betasystems

**Beta Systems Software AG**
**Condensed Consolidated Statement of Cash Flows**
**(In US GAAP, Euro in thousands)**
**(unaudited)**

| | Six months ended June 30, 2001 | 2002 |
|---|---|---|
| **Operating activities:** | | |
| Net loss | (7,164) | (162) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Depreciation and amortization | 5,680 | 1,266 |
| Change in working capital and other adjustments | 9,341 | 9,531 |
| **Net cash provided by operating activities** | 7,857 | 10,635 |
| **Investing activities:** | | |
| Purchase of property and equipment, net of disposals | (1,423) | 76 |
| Capitalization of software development costs | (629) | (611) |
| Investment in debt securities | 0 | (2,498) |
| **Net cash used in investing activities** | (2,052) | (3,033) |
| **Financing activities:** | | |
| Net change in short-term borrowings and long term-debt | (12) | 0 |
| Proceeds from issuance of long-term debt | 0 | 7 |
| Repayment of long-term debt | 0 | (185) |
| **Net cash used in financing activities** | (12) | (178) |
| Effect of exchange rate changes on cash | (20) | (147) |
| **Increase in cash and cash equivalents** | 5,793 | 7,424 |
| **Cash and cash equivalents at beginning of period** | 9,399 | 13,658 |
| **Cash and cash equivalents at end of period** | 15,172 | 20,935 |
| **Supplementary cash flow disclosures :** | | |
| **Non-cash investing activities** | | |
| Purchase of equipment through capital lease obligation | 0 | 1,119 |

See accompanying notes to consolidated financial statements

**Beta Systems Software AG and Subsidiaries**
**Consolidated Statements of Shareholders' Equity**
**(In US GAAP, Euro in thousands, except per share amounts) (unaudited)**

| | Ordinary shares | | Capital | Unearned | Accumulated | Accumu- | Compre- | Treasury Stock | | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| | Number of shares issued | Nominal amount | in excess of par value | deferred compensation | other compre hensive income | lated deficit | hensive income (loss) | Number of shares | Amount, at cost | Shareholders' equity |
| ecember 31, 2000 | 3,970,560 | 10,151 | 38,623 | (1,263) | 2,225 | (10,940) | | (12,477) | (255) | 38,541 |
| f ordinary shares | 4,371 | 11 | 36 | - | - | - | | (47,828) | (164) | (117) |
| | - | - | - | - | - | (10,505) | (10,505) | - | - | (10,505) |
| prehensive income, net of tax effect | | | | | | | | | | |
| zed gains on investment securities | - | - | - | - | 28 | - | 28 | - | - | |
| currency translation adjustments | | | | | 107 | | 107 | | | |
| prehensive income | - | - | - | - | | - | 135 | - | - | 135 |
| orehensive loss | - | - | - | - | - | - | (10,370) | - | - | |
| ation related to stock options vesting | - | - | 57 | 392 | - | - | | - | - | 449 |
| ecember 31, 2001 | 3,974,931 | 10,162 | 38,716 | (871) | 2,360 | (21,445) | | (60,305) | (419) | 28,503 |
| of ordinary shares | - | - | - | - | - | - | | - | - | |
| | - | - | - | - | - | (162) | (162) | - | - | (162) |
| prehensive loss, net of tax effect | | | | | | | | | | |
| zed loss on investment securities | - | - | - | - | - | - | (385) | - | - | - |
| cy translation adjustments | - | - | - | - | - | - | (292) | - | - | - |
| prehensive loss | - | - | - | - | (677) | - | (677) | - | - | (677) |
| orehensive loss | - | - | - | - | - | - | (839) | - | - | - |
| ation related to stock options vesting | - | - | - | 140 | - | - | - | - | - | 140 |
| une 30, 2002 | 3,974,931 | 10,162 | 38,716 | (731) | 1,683 | (21,607) | | (60,305) | (419) | 27,804 |

See accompanying notes to consolidated financial statements

_betasystems

## Beta Systems Software AG and Subsidiaries - Notes to Consolidated Financial Statements
(Euro in thousands, except per share amounts)

### 1. Summary of Significant Accounting Policies

*Description of Business* - Beta Systems Software Aktiengesellschaft and subsidiaries ("Beta Systems" or the "Company") develops, markets and supports enterprise automation software solutions for mainframe computers and other hardware managed by information systems departments of large corporations, government agencies and other organizations. The Company's products are designed to increase the productivity of data centers by automating manual tasks and optimizing the use of hardware resources. The Company's products feature a common comprehensive architecture which facilitates the development and integration of the Company's products across applications. The Company's principal offices are located in Berlin, Germany, and subsidiaries are located throughout Europe, North America and Australia.

*Basis of Presentation* - The consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2002. For further information, refer to the Company's financial statements and footnotes thereto for the fiscal year ended December 31, 2001.

*Principles of Consolidation* - All companies in which Beta Systems has legal control are fully consolidated. The effects of intercompany transactions have been eliminated.

*Foreign Currencies* - The balance sheets of foreign subsidiaries have been translated to Euro on the basis of period-end exchange rates, while the income statements have been translated using average exchange rates during the period.

*Revenue Recognition* - Product license revenue, consisting of new product licenses, version upgrades and CPU upgrades, is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a licensing agreement includes multiple elements, revenues are allocated to those elements based on vendor specific objective evidence of fair value. Maintenance revenue is recognized ratably over the maintenance period. Service revenue consists principally of installation and training and is recognized as the services are performed.

*Research and Development and Capitalized Software Development Costs* - Research and development costs are charged to expense as incurred. Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time further development costs are capitalized. Capitalization of costs ceases when the product is available for general release to customers. Capitalized software development costs are amortized each reporting period by the greater of (i) the straight-line method over the estimated useful life of the software (normally five years) or (ii) the ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software.

At each balance sheet date unamortized capitalized software development costs are compared to net realizable values of those products to determine whether an impairment exists. If an impairment has occurred, the amount by which the unamortized capitalized software development costs exceeds the net realizable value (the present value of future estimated sales of the products less costs to sell) of that asset is written off.

*Advertising Costs* - Advertising costs are charged to expense as incurred.

*Cash and Cash Equivalents* - Cash and cash equivalents represent cash and highly liquid certificates of deposit and investments with original maturities of three months or less.

*Property and Equipment* - Property and equipment is valued at acquisition cost and subsequently depreciated using the straight-line and accelerated methods over the assets' useful lives as follows: building improvements - 5 to 10 years; computer equipment - 3 to 5 years; facilities and office equipment - 3 to 10 years.

*Intangible Assets* - Intangible assets are reviewed for impairment and amortized over their estimated useful lives to their estimated residual values. Goodwill is tested at least annually in accordance with the provisions of SFAS No. 142.

**Beta Systems Software AG and Subsidiaries - Notes to Consolidated Financial Statements**
**(Euro in thousands, except per share amounts)**

*Other Assets* - Other assets include an investment intended to fund a portion of the Company's pension obligations. The Company accounts for such investment at cash surrender value.

*Marketable Equity Securities* - In accordance with SFAS No. 115 the Company has classified these securities a "available-for-sale" and reports them at fair value based on market quotations. Unrealized holding gains and losses are accounted for as other comprehensive income and accumulated as a separate component of shareholders' equity until realized. A decline below cost in the market value of any available-for-sale security that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings, and a new cost basis is established.

*Fair Value of Financial Instruments* - Financial instruments of the Company consist preliminary of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities. The carrying value of these financial instruments approximates their fair value due to the short maturity of such instruments.

*Stock Option Plans* - The Company accounts for its stock incentive plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation* permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant.

Alternatively, SFAS No. 123 also allows entities to apply the provisions of APB Opinion No. 25 and to provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made, as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

*Net Loss Per Share* - Basic net loss per ordinary share has been calculated by dividing the net loss by the weighted average number of ordinary shares outstanding during each period. Diluted net loss per ordinary share has been calculated in accordance with SFAS No. 128 to reflect the effect of dilutive securities. The effect of stock options was not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.

| | Three months ended June 30, | | Six months ended June | |
|---|---|---|---|---|
| | 2001 | **2002** | 2001 | **2002** |
| Net loss, basic and diluted | (6,371) | **(472)** | (7,164) | **(162)** |
| Weighted average shares, basic and diluted | 3,958,083 | **3,914,626** | 3,958,083 | **3,914,626** |

Because the effect of stock options outstanding in 2001 and in the six months ended 30 June 2002 would have been anti-dilutive, basic and diluted net loss per share are the same for all periods presented.

*Use of Estimates* - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Reclassifications* - Certain reclassifications were made to the consolidated financial statements for the prior year to conform to the 2002 presentation.

**2. Segment Information**

The Company's operating segments are based on Company's key business areas. All entities derive revenues from sales of product licenses as well as maintenance and consulting services.

The operating segments, which have similar economic characteristics, are aggregated as follows:

_betasystems

Beta Systems Software AG and Subsidiaries - Notes to Consolidated Financial Statements
(Euro in thousands, except per share amounts)

| | Storage Management | Data Center Management | Document Management | Total |
|---|---|---|---|---|
| **Three months ended June 30, 2001** | | | | |
| Revenues from external customers | 1,885 | 4,970 | 3,344 | 10,199 |
| Intersegment revenues | 327 | 863 | 580 | 1,770 |
| | 2,212 | 5,833 | 3,924 | 11,969 |
| Operating loss before taxes | (1,271) | (130) | (622) | (2,023) |
| **Three months ended June 30, 2002** | | | | |
| Revenues from external customers | **1,475** | **4,723** | **3,955** | **10,153** |
| Intersegment revenues | **317** | **1,058** | **874** | **2,249** |
| | **1,792** | **5,781** | **4,829** | **12,402** |
| Operating income (loss) before taxes | **(2,406)** | **417** | **176** | **(1,813)** |

| | Storage Management | Data Center Management | Document Management | Total |
|---|---|---|---|---|
| **Six months ended June 30, 2001** | | | | |
| Revenues from external customers | 2,709 | 9,731 | 6,552 | 18,992 |
| Intersegment revenues | 478 | 1,757 | 1,178 | 3,413 |
| | 3,187 | 11,488 | 7,730 | 22,405 |
| Operating income (loss) before taxes | (3,030) | 441 | (928) | (3,517) |
| **Six months ended June 30, 2002** | | | | |
| Revenues from external customers | **2,683** | **10,375** | **8,179** | **21,237** |
| Intersegment revenues | **528** | **2,044** | **1,611** | **4,183** |
| | **3,211** | **12,419** | **9,790** | **25,420** |
| Operating income (loss) before taxes | **(4,277)** | **1,752** | **968** | **(1,557)** |

A reconciliation of the reportable income (loss) to the Company's consolidated totals follows:

| **Three months ended June 30,** | **2001** | **2002** |
|---|---|---|
| Total operating loss | (2,023) | **(1,813)** |
| Amortization of intangible assets | (3,452) | **0** |
| Other income | 514 | **459** |
| Interest income | 182 | **216** |
| Total loss before income taxes for reportable segments | (4,779) | **(1,138)** |
| Miscellaneous adjustments | (10) | **0** |
| Consolidated loss before income taxes as reported | (4,789) | **(1,138)** |

| **Six months ended June 30,** | **2001** | **2002** |
|---|---|---|
| Total operating loss | (3,517) | **(1,557)** |
| Amortization of intangible assets | (3,639) | **0** |
| Other income | 781 | **817** |
| Interest income | 336 | **322** |
| Total loss before income taxes for reportable segments | (6,039) | **(418)** |
| Miscellaneous adjustments | (10) | **0** |
| Consolidated loss before income taxes as reported | (6,049) | **(418)** |

_betasystems

Beta Systems Software AG and Subsidiaries - Notes to Consolidated Financial Statements
(Euro in thousands, except per share amounts)

## 3. Comprehensive loss

Comprehensive loss consists of the following :

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | 2001 | 2002 | 2001 | 2002 |
| Net loss | (6,371) | (472) | (7,164) | (162) |
| Other comprehensive income (loss): | | | | |
| -Unrealized gain (loss) on investment securities | 532 | (385) | 623 | (385) |
| - Translation adjustments | (183) | (373) | (184) | (292) |
| Comprehensive loss: | (6,022) | (1,230) | (6,725) | (839) |

## Additional Information

**Disclosure of Director's Holdings of Beta Systems Software AG (unaudited)**

| At March 31, 2002 | Number of shares | Number of options |
|---|---|---|
| **Management Board** | | |
| Karl-Joachim Veigel | 36,195 | 29,600 |
| Ralf Männlein | 4,100 | 24,600 |
| Dr. Oskar von Dungern | 2,020 | 24,600 |
| **Supervisory Board** | | |
| Harald J. Joos | 1,000 | 5,000 |
| Alfred H. Tauchnitz * | 551,000 | 5,000 |
| Dr. Karl Kauermann | 14,000 | 5,000 |
| Bernhard Auer | - | 5,000 |
| Stefan Hillenbach ** | 1,644 | 5,616 |
| Martina Dymala ** | 170 | 5,820 |
| **Beta Systems Software AG** | | |
| Repurchased shares | 60,305 | - |

*Company founder
**Employee representatives